SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*


                                GroGenesis, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    398782102
                                 (CUSIP Number)

                                  Joseph Fewer
                              c/o GroGenesis, Inc.
                                Highway 79 North
                          Springville, Tennessee 38256
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                Mark C. Lee, Esq.
                             Greenberg Traurig, LLP
                            1201 K Street, Suite 1100
                          Sacramento, California 95814

                                  May 14, 2015
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 398782102                                            Page 2 of 6 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph Fewer
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Canada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     21,500,000 (1)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     2,500,000 (2)
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       21,500,000 (1)
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     2,500,000 (2)
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    24,000,000 (1)(2)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.42% (3)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
(1) Includes 21,500,000 shares of Common Stock held directly by the Reporting Person.
(2) Includes 2,500,000 shares of Common Stock held by the Reporting Person in joint tenancy with his wife.
(3)  Based on 81,565,000 shares of Common Stock outstanding on May 5, 2015.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 398782102                                            Page 3 of 6 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the shares of common stock, $0.001 par value per share ("Common Stock") of GroGenesis, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Highway 79 North, Springville, Tennessee 38256.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by Joseph Fewer (the "Reporting Person").

     (b) The business address of the Reporting Person is Highway 79 North, Springville, Tennessee 38256.

     (c) The principal occupation or employment of the Reporting Person is the President, Chief Executive Officer, Secretary, Treasurer, and interim Chief Financial Officer and a director of the Issuer. The business address of such organization of employment is Highway 79 North, Springville, Tennessee 38256.

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On September 9, 2013, the Reporting Person received from the Issuer 12,500,000 post forward-split shares (the "Asset Purchase Shares") of Common Stock in consideration for certain intellectual property, pursuant to an asset purchase agreement, by and between the Reporting Person and the Issuer (the "Asset Purchase Agreement"). The Reporting Person designated and reissued 1,000,000 of such shares of Common Stock to certain unaffiliated persons.

     On September 9, 2013, the Reporting Person and his wife, Denise Fewer (together, the "Fewers"), received from the Issuer 2,500,000 shares of Common Stock (the "Easement Shares") in consideration for the right of the Issuer to use a portion of their farm for business purposes, pursuant to an easement agreement, by and between the Issuer and the Fewers (the "Easement Agreement").

     On February 7, 2014, the Reporting Person purchased 10,000,000 shares (the "Purchased Shares") of Common Stock from a non-affiliated third party in a private transaction for cash in the total amount of $10,000.00.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 398782102                                            Page 4 of 6 Pages
-------------------                                            -----------------

ITEM 4. PURPOSE OF THE TRANSACTION

     The Reporting Person received the Asset Purchase Shares in consideration for certain intellectual property provided by the Reporting Person to the Issuer pursuant to the Asset Purchase Agreement.

     The Reporting Person received the Easement Shares in consideration for the right of the Issuer to use a portion of the Fewer's farm for business purposes pursuant to the Easement Agreement.

     The Reporting Person purchased the Purchased Shares from a non-affiliated third party in a private transaction for cash in the total amount of $10,000.00.

     Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which September impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 24,000,000 shares of Common Stock, which represent approximately 29.42% of the outstanding shares of Common Stock.

     (b) The Reporting Person has the sole power to vote and the sole power to dispose of 21,500,000 shares of Common Stock, which represent approximately 26.36% of the outstanding shares of Common Stock. The Reporting Person has shared power to vote and shared power to dispose of 2,500,000 shares of Common Stock, which represent approximately 3.07% of the outstanding shares of Common Stock.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 398782102                                            Page 5 of 6 Pages
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     (c) No  transactions  in the Issuer's Common Stock were effected during the past 60 days by the  Reporting  Person  except  as set  forth  in Item 3  above.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Reference is made to the transactions stated in Item 3 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Reference  is made to the  Asset  Purchase  Agreement,  which  was filed as
Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 10, 2014.

     Reference  is also  made to the  Easement  Agreement,  which  was  filed as
Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on February 10, 2014.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 398782102                                            Page 6 of 6 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 14, 2015

                                          /s/ Joseph Fewer
                                          --------------------------------
                                          Joseph Fewer